FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 18, 2006
2.	Press release dated July 19, 2006
3.	Press release dated July 24, 2006
4.	Press release dated July 24, 2006
5.	Press release dated July 24, 2006
6.	Press release dated July 24, 2006
7.	Press release dated July 24, 2006
8.	Press release dated July 25, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

18 July 2006

TSMC and ARM Collaboration Achieves Significant Power Reduction On 65nm Low-Power Test Chip

Power-management techniques provide proven path to power savings

SAN FRANCISCO, CA. AND CAMBRIDGE, UK – July 18, 2006 – Taiwan Semiconductor Manufacturing Company (TSE: 2330, NYSE: TSM) and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that a design collaboration between TSMC and ARM on a 65-nanometer (nm) low-power test chip resulted in dramatic reductions in both dynamic and leakage power. The two companies cited innovative low-power design techniques, which were key to successful results.

The year-long collaboration resulted in a 65nm test chip based on the ARM926EJ-S ™ processor demonstrating advanced power management technologies. By applying dynamic voltage and frequency scaling techniques, the test chip provides the ability to operate at the lowest possible power level for each mode of operation. In this case, the ARM® test chip achieved a dynamic power reduction of over 50 percent. Significantly, even on this TSMC 65LP low leakage process, advanced power-gating technology further reduced standby leakage by a factor of 8 times.

“Power efficiency is the most important challenge facing the semiconductor industry as mobile devices exploit advanced processes to deliver greater functionality and performance" said David Flynn, ARM Fellow. “ARM and TSMC are partnering on 65nm and 45nm technology development, and this project demonstrates the significant leakage and dynamic power reductions that we can achieve through close technical collaboration and implementation of fully functional silicon.”

“One of TSMC’s key differentiators is our insistence on proving our services and those of our partners in silicon, before bringing them to the design community,” said Ed Wan, senior director of Design Services Product Marketing, TSMC. “Our collaboration with ARM demonstrates beyond doubt that advanced process technologies, combined with innovative design techniques, and process-targeted libraries, can achieve distinct and significant power savings, which is absolutely vital to companies on the technological leading edge.”

The test chip incorporates low- power memory macros, level shifters, retention flip-flops, and isolation cells in the library, which is characterized for multiple voltages.

Power Management Strategy
TSMC’s power management collaboration with ARM is one component of a wide-ranging strategy to provide robust low-power capabilities. New power management features developed through this test chip program include:

Multi-corner timing closure capability, which anticipates the timing impact of voltage scaling on the timing of library cells that offer different threshold voltages. This technique recognizes shifts in the critical path and earmarks them for timing analysis at any point in the design cycle.

Multi-threshold (MT) CMOS technology is implemented together with dynamic voltage and frequency scaling (DVFS) to reduce dynamic and standby (leakage) power for different operating conditions.

Design methodologies are demonstrated for power-gating cell wake-up/sleep control, power isolation and timing signoff for voltage islands.

ARM Intelligent Energy Manager (IEM) technology supports dynamic voltage and frequency scaling, and is now being extended to include leakage control using power gating and state retention under software control.

About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates two advanced twelve-inch wafer fabs, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly owned subsidiaries, WaferTech and TSMC (Shanghai), and its joint venture fab, SSMC. TSMC is the first foundry to provide 65nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is registered trademark of ARM Limited. ARM926EJ-S is trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

TSMC PR Contact:
Dan Holden
TSMC North America
Phone: (408) 382-7921
Cell: (408) 910-1141
Dholden@tsmc.com

ARM PR Contacts

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+408 548 3172
claudia.natalia@arm.com

Item 2

19 July 2006

ARM Releases Next-Generation DDR Memory Solutions To Improve Chip Performance

New flexible, standards-based DDR solutions shorten time to market and optimize chip power and size

CAMBRIDGE, UK. — July 19, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced it has expanded its Velocity™ DDR memory interface products, part of its Artisan® physical IP family, to support a number of application-specific SDRAM requirements. The expanded ARM® Velocity DDR products are compliant with JEDEC standards for DDR, DDR2, Mobile DDR and GDDR3 SDRAM and support standard CMOS processes on 130-nanometer(nm), 110nm, 90nm and 65nm nodes for leading foundries.

The ARM Velocity portfolio targets applications in mainstream PC and server with data rate speeds up to 800Mbps. Velocity Mobile DDR solutions target low-power applications while GDDR3 solutions target graphics memory interfaces up to1600 Mbps data rate. The Velocity DDR solutions are designed to be smaller with lower jitter performance than previous products, which continue to enable customers to optimize power and size in their SoC designs, while reducing time to market.

“ARM DDR products reduce risk for us when developing our complex IP and play a vital role in Azul’s overall SoC design, as all of our interfaces and clock generation IP are developed by ARM,” said Paul Koike, senior director, Silicon Engineering, Azul Systems. “As we continue to move our designs to smaller geometries, we believe that ARM provides the most complete line of interconnect I/O IP for 90nm.”

Complexity and higher-speed memories are demanding a different approach from the pure digital methods used in the past. Currently there is a greater need for a mixed-signal solution to address issues such as signal and voltage integrity and impedance discontinuities. ARM silicon-proven expanded Velocity DDR solutions have added on-die termination for programmable termination to improve signal integrity and have advanced dynamic calibration, with higher DDR2 resolution of the input and output impedances, ensuring more accurate impedance matching. Along with these enhancements to previous DDR products, the Velocity DDR solutions are also easily integrated cells that allow designers to optimize power, size and jitter performance in each design, reducing overall systems costs.

“SoC designers are looking for IP solutions that help reduce risks, enable seamless integration and speed design development,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “By providing silicon-proven industry-standard DDR memory interface solutions, ARM facilitates faster time-to-market for our customers and enables them to remain competitive in their SoC space.”

The ARM expanded Velocity DDR solutions also include a comprehensive, speed-graded portfolio of analog timing functions such as application-specific DLLs for centering clocks in data eyes as well as timing of DDR. In addition, application-specific PLLs are included to generate accurate DDR system clock signals.

ARM also offers a range of PrimeCell® AMBA® 3 AXI™ and AMBA 2 AHB™ Dynamic Memory Controllers supporting SDRAM, DDR and Mobile-DDR. With DDR2 support under development, ARM now provides a complete, high-performance memory controller solution for a wide range of applications.

ARM Velocity DDR memory interfaces are immediately available in a variety of standard CMOS processes on 130nm, 110nm, 90nm and 65 nm nodes for leading foundries. The ARM PrimeCell AXI Static Memory Controller series and the ARM PrimeCell AHB Memory Controller series are also available for immediate licensing.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and PrimeCell are registered trademarks of ARM Limited. AXI and Velocity are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries

ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer
Text 100	ARM
+1 415 593 8457	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Item 3

24 July 2006

ARM Enhances Reference Methodologies With Library Views And Pre-Compiled Rams

SoC designers Can Now Harden ARM Processor IP With Predictable First-Time Success

CAMBRIDGE, UK - July. 24, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at DAC, San

Francisco, Calif., that the ARM® Implementation Reference Methodology, first introduced in 2001, now includes ARM ‘front-end’ views for standard cell libraries and optimized pre-compiled RAMs, part of its Artisan® physical IP family. The ARM Implementation Reference Methodology has established itself as the proven solution for hardening all ARM synthesizable processors from the ARM7TDMI-S™ processor to the recently-announced Cortex™-R4 processor and provides a simple, deterministic and rapid route from design to silicon.

The ARM standard cell libraries and memories are delivered with views for leading Electronic Design Automation (EDA) tools and are available for all leading foundries. The pre-compiled RAMs have been developed for high-speed, low-power performance to meet a wide range of applications in consumer, communications, networking and wireless markets. Users can then tune the solution to their own Power Performance Area (PPA) needs by tweaking the scripts and substituting in the final libraries and RAMs in a controlled way.

“The addition of the ARM ‘front-end’ library views and compiled RAMs enables our Partners to configure a silicon-ready ARM processor straight out of the box,” said Keith Clarke, VP, Technical Marketing, ARM. “Our Partners now have a far more complete reference solution than previously available and will be able to more quickly create implementations with proven, repeatable, power performance and area target numbers, to achieve swift design closure and sign-off.”

ARM has developed their Implementation Reference Methodologies in collaboration with industry-leading EDA Partners including; Cadence Design Systems Inc, Magma Design Automation Inc and Synopsys Inc.

“ARM and Cadence have a long standing partnership that has produced a range of solutions for mutual customers. The complete set of Reference Methodologies for ARM processors uses the latest Cadence Encounter platform including Encounter RTL Compiler,” said Chi-Ping Hsu, corporate vice president, Synthesis Solutions, at Cadence. “Adding the library and memory views completes the set of deliverables required to give the customer reliable first time success when using ARM processors.”

“Getting quality results ‘out of the box’ is important to all our customers,” said Kam Kittrell, general manager of Magma’s Design Implementation Business Unit. “Magma continually strives to improve designer productivity through automating and accelerating the RTL-to-GDSII flow. Providing the end-user with proven ingredients will further boost designer productivity for chips containing ARM processors.”

"More than five years ago, Synopsys and ARM pioneered Reference Methodologies (RM) for synthesizable ARM processors -- a practice that is now common throughout the industry -- with a focus on increasing designer productivity, design predictability and performance," said Rich Goldman, vice president of Strategic Market Development at Synopsys. "Integrating RMs with 130-nanometer and 90-nanometer ARM physical IP, including Power Management Kits (PMKs) for leakage management and multi-voltage ARM Intelligent Energy Manager (IEM) support, we are providing a more complete, proven path for predictably hardening the synthesizable ARM processors through the Galaxy Design Platform."

Availability
The ARM Implementation Reference Methodology including the Artisan ‘front-end’ views for standard cell library and optimized pre-compiled RAMs are available now for TSMC 130nm or 90nm technologies. They are free, on request, for those processors to which licensees have current contractual entitlements. For a list of Reference Methodologies available today go to: http://www.arm.com/products/CPUs/reference_methodology.html

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer
Text 100	ARM
+1 415 593 8457	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Item 4

24 July 2006

ARM Announces AMBA 3 AXI Design Tools And Fabric IP For High-Performance, Power-Efficient SoC Designs

ARM has secured multiple licensees for the new Fabric IP which enables the rapid assembly of SoC designs

CAMBRIDGE, UK – July 24, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at DAC (Design Automation Conference) in San Francisco, Calif., the launch of the next-generation ARM® PrimeCell® AMBA® 3 AXI Configurable Interconnect (PL 301) and the AMBA Designer™ Ecosystem Edition design automation tool, for use in embedded system design.

Together, these new Fabric generation products provide designers with the means to efficiently manage the flow of on-chip traffic in next-generation system-on-chip (SoC) designs, resulting in SoC solutions with greatly increased system performance and improved power savings.

ARM has already secured several licensees for the Configurable Interconnect solution, including Agere Systems and Toshiba.

“One of key focus areas for Toshiba is to improve the quality and availability of next-generation consumer electronics through leading-edge innovation, which is why ARM’s AMBA protocol-based design solutions are so important,” said Takashi Yoshimori, SoC-Design Technology Executive, Toshiba Corporation Semiconductor Company. “ARM’s position as the industry’s AMBA expert and the company’s inherent knowledge of the IP needs of semiconductor manufacturers enable our organization to stay at the forefront of consumer electronics.”

“ARM’s AMBA protocol-based solutions enable Agere to create next-generation SoC designs that maximize performance and power efficiency,” said Gene Scuteri, vice president of engineering with Agere's Networking Division. “ARM’s progressive development of AMBA solutions, coupled with their AMBA Designer tool suite, helps us to develop our best-in-class system solutions for the networking market.”

Through the use of the AMBA Designer tool and the Configurable Interconnect, system architects can also create fully optimized register transfer level (RTL) design files in a SPIRIT-compatible file format, delivered with a simple touch of a button. As a result, the AMBA Designer tool in combination with the PrimeCell Configurable Interconnect and peripheral IP can quickly generate a complete Fabric system design package ready for IC implementation and manufacture.

“The need to make complex SoC design as efficient as possible is an industry-wide issue that ARM, in conjunction with leading semiconductor companies, is addressing with its comprehensive AMBA design protocol,” said Jonathan Morris, general manager, Fabric, ARM. “These latest AMBA products emphasize ARM’s commitment to providing an ecosystem of system IP and EDA tool vendor support and highlights our commitment to working closely with designers to ensure innovative solutions are delivered to their customers ahead of the curve.”

The ARM PrimeCell AMBA 3 AXI Configurable Interconnect
ARM PrimeCell peripherals are re-usable soft IP macrocells, which enable the rapid assembly of SoC designs. The next-generation AMBA 3 AXI Configurable Interconnect (PL301) is ARM’s latest PrimeCell solution designed to drive the standardization of the SoC interconnect market.

The PL301 solution delivers extensive configurability and scope for design teams working to achieve high-level performance targets for all major consumer applications such a mobile communications, automotive, and network infrastructure solutions. Used in conjunction with the AMBA Designer tool, the PL301 solution significantly reduces the design cycle from weeks and months to days and minutes to produce an optimized solution for any given design.

The PL301 solution extends the Fabric IP portfolio, unleashing the performance of ARM processors such as the ARM11™ MPCore™ multiprocessor, the ARM1176JZ(F)-S™ processor, the ARM1156T2(F)-S™ processor and the Cortex™-R4 and Cortex-A8 processors.

AMBA Designer Ecosystem Edition
The new AMBA Designer tool builds further on ARM’s industry-proven RealView® SoC Designer electronic system level (ESL) solution, allowing engineers to seamlessly configure, model, and simulate AMBA AXI interconnects and, for the first time, ARM PrimeCell peripherals as well.

The AMBA Designer Electronic Design Automation (EDA) tool simplifies the process undertaken by system architects to achieve optimal configuration of PrimeCell peripherals. PrimeCell IP is designed to provide unrivalled configurability and optimized performance/power/area (PPA) and, in combination with the AMBA Designer tool, has the potential to greatly reduce implementation costs and time to market. The multitude of options presented by configurable Fabric IP presents a new, and often time-consuming, challenge for the design community. Through the use of the AMBA Designer tool, system architects are able to achieve optimal IP configuration with minimal time investment and risk.

Availability
The ARM PrimeCell AMBA 3 AXI Configurable Interconnect and the AMBA Designer Ecosystem Edition design automation tool are available for licensing from ARM now.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM, PrimeCell, RealView and AMBA are registered trademarks of ARM Limited. ARM11, ARM1156T2(F)-S, ARM1176JZ-S, MPCore, AMBA Designer and Cortex are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. All other trademarks are the property of their respective owners.

Contact Details:
ARM PRESS OFFICE: +44 208 864 0700

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 864 0727	44 1628 +427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1408 548 3172
claudia.natalia@arm.com

Item 5

24 July 2006

Cadence And ARM Introduce First Automated Design And Implimentation Flow For The ARM Cortex-A8 Processor

ARM-certified Encounter RTL Design and Implementation Flow Boosts Productivity, Shortens Time to Market in Next-generation Mobile and Consumer Applications

SAN JOSE, CA AND CAMBRIDGE, UK – July 24, 2006 – Cadence Design Systems, Inc. (Nasdaq: CDNS) and ARM [(LSE: ARM; (Nasdaq: ARMHY)], today announced the joint development of the first automated RTL design and implementation flow for the ARM® Cortex™-A8 processor. This ARM-certified, specially tuned flow, called “Cadence® Encounter® Express Flow for the Cortex-A8 Processor,” delivers an industry-leading 1,500 Dhrystone MIPS within a simple and synthesizable methodology. System-on-chip (SoC) designers can quickly deploy high-performance, power-efficient processing in next-generation mobile, consumer and other applications. The new flow enables small teams of engineers to tape out even high-performance designs in a few months, gaining significant time-to-market and cost advantages.

The automated design flow, based on the Cadence Encounter digital IC design platform, was jointly developed by a team of ARM, Cadence Design Services, and Cadence Encounter R&D engineers over a twelve-month period. This collaboration began in mid-2005 and culminated in a complete 90-nanometer reference implementation. A number of RTL synthesis, placement, timing, and clock enhancements were developed specifically around the Cortex-A8 design, and are incorporated in the Encounter 2006.1 release, shipping in production this month.

“At nanometer geometries and above 500 MHz, very careful alignment of the design flow to the yield, power and physical properties of the process is mandatory. Working closely with ARM Artisan® libraries and processor development teams, these factors were included in the flow,” said Jan Willis, senior vice president, Industry Alliances at Cadence. “ARM and Cadence together have solved the hard problems and by leveraging this work a customer team of only a few engineers can achieve Cortex-A8 processor tapeouts in three to six months.”

The Cortex-A8 processor features an advanced superscalar pipeline which can execute multiple instructions at the same time and deliver more than 2.0 DMIPS per MHz. For demanding consumer applications the Cortex-A8 synthesizable implementation will run at up to 750 MHz in generic 90-nanometer processes. For next-generation mobile devices the Cortex-A8 synthesizable processor implementation will run at over 500 MHz in 65-nanometer low-power processes and occupy less than 4 mm2 of silicon (excluding NEON™ technology, Trace technology and caches).

“The superscalar Cortex-A8 processor delivers desktop performance with low power for high-volume mobile and consumer products,” said John Cornish, vice president of Marketing, Processor Division, ARM. “The new automated flow developed in collaboration with Cadence Design Systems and certified by ARM enables our silicon Partners to implement Cortex-A8 processor-based designs quickly and efficiently, and achieve their performance and power goals.”

“Today’s markets are creating the ultimate challenge for designs with performance and time schedule requirements that form the basis of a unique opportunity,” said Max Baron, principal analyst, In-Stat/Microprocessor Report. “The Cortex-A8 processor synthesizable design flow from ARM and Cadence provides system-on-chip designers with options to match the challenge. Designers can now select part-custom implementations at frequencies higher than 1.0 GHz, or with the new flexibility from ARM opt for an easier 750 MHz synthesizable design that can be brought to market faster.”

“Companies that design with embedded processors for low-power mobile and consumer applications, face unique challenges of shrinking geometries and limited battery life requiring power-efficient design. Designing these ICs requires large groups of designers and months of design time,” said Daya Nadamuni, vice president, Gartner Dataquest. “Automated, synthesizable flows are one of the answers that help address these issues. Customer benefits are clearly attractive: faster time-to-market and confidence in achieving the performance/power targets with maximum productivity efficiency.”

The ARM Cortex-A8 processor is fully supported in ARM's RealView® family of embedded software and ESL tools, and has established a following among the leading industry Partners for software and tools, including CodeSourcery, Green Hills, Lauterbach, Microsoft, MontaVista, Symbian and WindRiver. Licensees of the ARM Cortex-A8 processor include Freescale, Matsushita Electric Industrial, Samsung and Texas Instruments.

About the Cortex-A8 Processor
The Cortex-A8 processor is a 13-stage superscalar architecture featuring Thumb®-2 technology for enhanced code density and performance, NEON technology for multimedia and signal processing, and Jazelle®-RCT (Realtime Compilation Target) technology for efficient support of ahead-of-time just-in-time compilation of Java and other bytecode languages. The Cortex-A8 processor also supports TrustZone technology for security and the AMBA® 3 AXI™ interconnect protocol, making it the next natural step up in performance for next-generation applications.

About Cadence SoC Encounter GXL System
The Cadence SoC Encounter™ GXL system includes yield-aware physical implementation features, new advanced synthesis features, including automatic physical-layout estimation (PLE) to address 65-nanometer design challenges. The Encounter low-power flow enables seamless multi-supply-voltage and multi-threshold-voltage (Vt) designs. The Cadence Encounter Express synthesizable design flow will also include the SoC Encounter automatic floorplanner, global physical synthesis (GPS) technology, Encounter RTL Compiler synthesis, NanoRoute® router, verification and chip-finishing technology. CeltIC® Nanometer Delay Calculator (NDC) and VoltageStorm® static analysis are also available to provide signoff-quality SI- and IR-aware timing.

Availability
The Cortex-A8 processor is available for licensing now from ARM. The Encounter Express Flow for the Cortex-A8 Processor is available to lead customers as an add-on to Encounter SoC GXL.

About Cadence
Cadence enables global electronic-design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software and hardware, methodologies, and services to design and verify advanced semiconductors, printed-circuit boards and systems used in consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2005 revenues of approximately $1.3 billion, and has approximately 5,000 employees. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at http://www.cadence.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ends-

ARM, Jazelle, AMBA and Thumb are registered trademarks of ARM Limited. Cortex, NEON and AXI are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Cadence, the Cadence logo, Encounter, NanoRoute, CeltiC and VoltageStorm are registered trademarks and SoC Encounter is a trademark of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.

For more information, please contact:

Michael Fournell
Cadence Design Systems, Inc.
direct: 408.428-5135
fournell@cadence.com

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia
Text 100	ARM
+1 415 593 8457	+1 408 548 3172
naarm@text100.com	claudia.natalia@arm.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Item 6

24 July 2006

ARM and ArchPro Verify 65-Nanometer Multi-Voltage SOC Before Silicon

Joint project results in verification solution for multi voltage power management

SAN JOSE, CA AND CAMBRIDGE, UK – July 24, 2006 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] and ArchPro, today announced success in a joint R&D project to validate advanced multi-voltage power management design techniques. Employing ARM® Intelligent Energy Manager (IEM™) technology and validated with ArchPro’s Multi-Voltage Simulator Tool (MVSIM) resulted in an EDA tool for pre-tapeout verification of power-managed designs. The project produced working 65-nanometer (nm) silicon for a complex reference system-on-chip (SoC) design jointly verified by the two companies. The SoC used an ARM processor with IEM technology demonstrating a number of active and sleep modes, to vary power and performance.

“MVSIM has proven its ability to verify sophisticated voltage schemes prior to tapeout and it is a verification solution applicable to a variety of multi-voltage schemes, including adaptive voltage scaling, power gating, and back bias”, said John Goodenough, director, Design Technology, ARM “We expect the ARM Partner community can benefit by leveraging this work as a reference.”

IEM technology-based IP is viewed as an industry-leading power-management solution. IEM technology-based IP can save users up to 60 percent battery life using adaptive clock frequency and voltage scaling. MVSIM enables IEM technology-based IP users to verify sophisticated voltage control schemes before tapeout. To validate MVSIM’s capabilities, the two companies successfully collaborated on the verification of a reference 65nm SoC design using an ARM processor and the ARM Intelligent Energy Controller (IEC).

MVSIM enables users to make system-level architectural decisions at RTL related to multi-voltage techniques including dynamic voltage scaling, power gating, and back bias. MVSIM works with mainstream simulators like ModelSim, NC-Sim, and VCS enabling users to verify multi-voltage designs at the RTL level. There is no restriction on how the islands are organized. MVSIM supports any arbitrary partition in the hierarchy, including nested islands and domains.

“Multi-voltage chip designers have settled for verification of power management after the silicon has been created,” said Pratap Reddy, ArchPro chairman and CEO. “ARM IEM technology-based IP leads in offering multi-voltage design, and together we help the SoC design community realize significant power savings without risk to functional silicon. With MVSIM, users can easily perform verification prior to silicon spins with no change to their existing flows.”

About ArchPro
ArchPro will be a first-time exhibitor at DAC this July, Booth 2014. ArchPro provides EDA products to meet low-power and multi-voltage design challenges facing 90/65nm SoC designers. Having launched many of the world’s first EDA products for power-managed, multi-voltage, low-power design environments that allow for design simulation, verification and implementation prior to silicon spins, ArchPro is paving the way toward reducing cost, risk, and time to market for chip designers. Products support all major complementary IC / SoC design technologies. Privately held ArchPro is based in San Jose, Calif. www.archpro-da.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is registered trademark of ARM Limited. IEM is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ArchPro PR Contact:

Jim Lochmiller
lochpr
(541)821-3438
lochpr@yahoo.com

ARM PR Contacts

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	44 1628 +427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Item 7

24 July 2006

ARM Announces RealView System Generator: Fast Virtual Prototypes For Real-Time System Interaction

Generates instruction-accurate prototypes for embedded software developers and multimedia creative professionals

CAMBRIDGE, UK – July 24, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at the Design Automation Conference (DAC), San Francisco, Calif., the ARM® RealView® System Generator tool, a tightly integrated member of the RealView series of tools, which enables platform providers to rapidly generate, by themselves, instruction-accurate virtual prototypes that are scaleable, reusable and fast enough to interact with in real time.

“Virtual platforms that provide the software developer with an early view of the hardware and peripherals represent a big step forward in the ongoing push toward concurrent development of the entire system,” said Daya Nadamuni, vice president, Gartner Dataquest. “Because a high-level representation of the hardware allows application development to begin much earlier in the design cycle, software developers can explore different options, test and verify the product and still hit the market window.”

The RealView System Generator tool gives hardware and software engineers alike the power to create and modify their own system models, which keeps NRE costs under control and protects unique IP by dispensing with third-party consultancies.

The speed of the generated virtual prototypes is comparable to the speed of currently available mobile devices, making it possible to test application software as it will appear on the end device, months before hardware is available.

“For a highly differentiated consumer electronics product to succeed, electronics vendors need a way to generate application software, perform testing of hardware and application software integration and validate the end-user experience as early as possible,” said Bryn Parry, general manager, Development Systems, ARM. “The RealView System Generator tool provides a target early in the design cycle that enables these tasks, and is easy to deploy.”

Silicon vendors, OS or software vendors or system OEMs working with SoC- or ASIC-based systems benefit from the RealView System Generator tool because it enables application software development in parallel with hardware development, thus reducing integration time. Creative professionals, such as application engineers, artists and designers developing multimedia content, can use the virtual platforms created in the System Generator tool to accelerate development and validate the user experience.

“We are using the System Generator tool to create virtual platforms for mobile games development. It’s always difficult to get real devices early enough in the development cycle for testing our software. By integrating the System Generator models with our Segundo3D™ game development middleware and porting tools, we have been able to save at least 20 percent of our development and testing time per game,” said Thor Gunnarsson, VP business development, Ideaworks3D.

Continuous Investment in Tools
The release of the RealView System Generator tool demonstrates ARM’s continued commitment to electronic system level design software and to moving these tools into new application areas. In June 2005, ARM announced the Real Time System Model (RSTM) [http://www.arm.com/news/9368.html], which is a fixed virtual platform built around an ARM1176JZF-S™ processor. Now, the System Generator tool puts the ability to create virtual platforms in the hands of the user.

Ease of Use
The RealView System Generator tool is operated through a drag-and-drop graphical user interface familiar to users of the RealView SoC Designer tool. The tool enables users to rapidly create and deploy complete virtual prototypes constructed from a library of ARM processors and key peripherals, such as the LCD, keyboard and communication interfaces typically found in consumer electronics devices.

Software developers can also use the System Generator tool to rapidly build their own IP models that can be added to the library of drag-and-drop components.

The developer also benefits from an integrated flow between the RealView System Generator tool and the other tools in ARM’s RealView family, such as compilers, debuggers and SystemC tools. This enables software for specific components to be run and tested on models written at different levels of abstraction. Through a common debug environment, the same software can also be tested on FPGA prototypes, such as those built from RealView development boards, and on final silicon.

High-Speed ARM-Certified Models
The RealView System Generator tool’s virtual prototypes are based around the only certified high-speed models of ARM IP, which include support for the TrustZone® hardware-based security technology and Jazelle® Java acceleration technology. The virtual prototypes also enable development of user software policies for the ARM Intelligent Energy Manager technology, which allows applications to reduce the power consumed in mobile devices. Compelling content, such as 3D games, are essential for product success, and these models, which can boot an open OS such as Linux in a few seconds, provide the speed and instruction-accuracy required to test the content without the costs associated with real device testing.

Availability
The System Generator tool will be available in September 2006 and is currently in use by lead Partners. The first version includes fast processor core models for the ARM926EJ-S™, ARM1136JF-S™ and ARM1176JZF-S processors, as well as for a number of ARM PrimeCell® peripherals.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, TrustZone, Jazelle and PrimeCell are registered trademarks of ARM Limited. Intelligent Energy Manager, ARM926EJ-S, ARM1136JF-S and ARM1176JZF-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia
Text 100	ARM
+1 415 593 8457	+1 408 548 3172
naarm@text100.com	claudia.natalia@arm.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Item 8

25 July 2006

Sarnoff Corporation Licenses ARM11 MPCore Multi-Core Processor

Extends into new embedded high-performance markets with ARM technology

PRINCETON, US AND CAMBRIDGE, UK – July 25, 2006 – Sarnoff Corporation and ARM (LSE: ARM; (Nasdaq: ARMHY), today announced that Sarnoff has licensed the ARM11™ MPCore™ multi-core processor. Sarnoff will use the processor to develop high-performance, low-power mobile vision System-on-Chips (SoC).

The ARM11 MPCore multi-core processor is capable of processing rates in excess of 750MHz in current 90nm process technologies and offers the full scalability of multiprocessing. The ARM11 MPCore multi-core processor supports software compatible, symmetric multi-processor (SMP) operating systems and real-time operating systems (RTOS). Each processor also features a vector floating-point unit, digital signal processing (DSP) and single instruction, multiple data (SIMD) instructions which further accelerates signal processing, physics, scientific and graphic computations by up to 10 times.

The ARM11 MPCore multi-core processor provides a scalable solution that can address the requirements of multiple designs. A dual-core 400MHz targeted implementation of ARM11 MPCore processor delivers more than 1,000 DMIPS of aggregate performance while occupying less than 2.1mm2 of silicon and consuming only 230mW, excluding caches. Compared with the competing multi-threaded processors, the dual-core ARM11 MPCore processor offers more performance and greater power efficiency, with simpler and more predictable throughput for threaded software. Design flexibility allows the ARM11 MPCore processor power and area to be lowered by a further 20 percent when using the ARM Artisan® Metro™ area and power optimized libraries.

“Sarnoff solves customers’ complex system problems by making continuous advancements in technology to deliver breakthrough technical solutions,” said Michael Piacentino, technical manager, Sarnoff Corporation. “We selected the ARM11 MPCore processor due to its ability to deliver scalable high performance with both low silicon cost and low power.”

“The ARM11 MPCore multi-core processor has been widely adopted across a broad range of applications throughout the home, mobile, automotive and enterprise markets, due to its flexibility and scalability,” said John Cornish, VP product marketing, processors, ARM. “By selecting the ARM11 MPCore multi-core processor, Sarnoff has extended the range of ARM11 MPCore processor applications into a new market for high-performance devices.”

About Sarnoff Corporation
Sarnoff Corporation (www.sarnoff.com) produces innovations in electronic, biomedical and information technology that generate successful new products and services for clients worldwide. Sarnoff develops breakthroughs in ICs, lasers and imagers; drug discovery, manufacture and delivery; digital TV and video for security, surveillance and entertainment; high-performance networking; and wireless communications. Sarnoff is a subsidiary of SRI International.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

- ends -

ARM is a registered trademarks of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. Artisan, Metro and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

For more information, please contact:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com